SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 4, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRTP3: R$21.00 / 1,000 shares BRTP4: R$17.80 / 1,000 shares BRP: US$31.35 / ADR Market Value: R$6,838 million Closing Price: November 1, 2004

Brasil Telecom
Participações S.A.

Consolidated Earnings
Release

3rd Quarter of 2004
Non-audited

  Brasília, November 4, 2004.

QUARTER
HIGHLIGHTS

Increase of 19.2% in the ADSL accesses in service

Net revenue grew by 9.2%, reaching R$2.4 billion

Fixed-line ARPU reached R$81.8, a 9.8% growth

Data communications revenues of R$283.4 million, a growth of 11.0%

EBITDA of R$984.4 million, a 6.8% growth

EBITDA margin of 41.7%

Fixed-line CAPEX of R$236.9 million

PCS CAPEX of R$200.7 million

Net earnings adjusted by the goodwill of R$116.2 million

Net debt declined by 20.3%

HIGHLIGHTS

Brasília, November 3, 2004 - Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announces its consolidated earnings for the third quarter of 2004 (3Q04).

On the 26th of September, Brasil Telecom GSM launched its commercial activities in mobile telephony, airing an institutional marketing campaign and initiating sales to the general public.

Brasil Telecom continued to succeed in long distance segments throughout the 3Q04, reaching a market share of 46% and 25%, in the inter-regional and international segments, respectively.

Attesting its solid balance sheet, the demand for the debentures issued by the Company surpassed R$800 million, that is 60% above the total nominal value of the issuance.

Operating Performance

In the 3Q04, Brasil Telecom had 10,725 thousand lines installed, a growth of 0.1% and 0.4% compared to 2Q04 and 3Q03, respectively.

At the end of 3Q04, the plant in service was of 9,604 thousand lines.

At the end of 3Q04, Brasil Telecom reached 456.1 thousand ADSL accesses in service, representing a growth of 90.5% compared to the 3Q03.

Inter-network traffic increased by 6.1% compared to the 2Q04. This expansion in inter-network traffic was due to the increase in market share of Brasil Telecom in the interregional and international long distance segments.

At the end of the 3Q04, the fixed telephony operation had 5,509 employees, while Brasil Telecom GSM had 822.

Financial Performance

Net revenue in the 3Q04 reached R$2,360.9 million, a 9.2% and 15.0% growth when compared to the net revenue of the 2Q04 and 3Q03, respectively.

The fixed-line ARPU (net revenue/Avg LIS/month) in the 3Q04 reached R$81.8, compared to R$74.4 in the 2Q04.

Measured service revenue increased by 10.6% compared to the previous quarter, reflecting the rate adjustments and an increase in traffic.

Long distance revenue increased by 14.3% compared to the previous quarter, leveraged by the Company’s operations in the inter-regional and international segments.

Inter-network revenues increased by 9.1% compared to the previous quarter, mainly due to the increase in fixed-mobile traffic and the use of the CSC 14 in calls made from mobile phones.

Data communications revenues reached R$283.4 million in the 3Q04, an increase of 47.7% compared to the 3Q03.

Interconnection costs amounted to R$610.2 million in the 3Q04, an increase of 11.9% compared to the previous quarter.

Costs with subcontracted services amounted to R$368.5 million. As a percentage of net revenue, costs with subcontracted services reached the lowest value of the past quarters, 15.6%.

Trailing 12M
Highlights

Increase of 90.5% in the ADSL accesses in service

Net revenue grew by 15.0%, reaching R$8.7 billion

Data communication revenues reached R$980.0 million, a 47.7% growth

EBITDA of R$3.4 billion

Net debt is 38.6% lower

Year-to-date cost of debt of 11.3% p.a.

Free cash flow of R$1.3 billion

Net earnings in the 9M04 of R$210.6 million

EBITDA in the 3Q04 was of R$984.4 million. The EBITDA margin was of 41.7%.

As of September 2004, Brasil Telecom’s consolidated total debt was of R$4,865.1 million, 12.0% higher than in the 2Q04.

The dollar-denominated debt represented 15.0% of the total debt, amounting to R$730.4 million at the end of 3Q04, including hedge adjustments. Debt exposed to exchange rate variation represented 33.2% of the total debt.

Brasil Telecom hedged 47.9% of the debt exposed to exchange rate variation. The dollar denominated debt maturing in the next 24 months is 100% hedged.

The financial result (excluding Interest on Shareholders´ Equity) was of negative R$98.3 million in the 3Q04, 13.3% above the one presented in the 2Q04.

Net Debt

BRP Debt (R$ Million)	Set/03	Jun/04	Sep/04	Δ Quarter	Δ 12 Months

Total Debt	3,988	4,344	4,865	12.0%	22.0%
(-) Cash	1,604	2,506	3,400	35.7%	112.0%
Net Debt	2,384	1,837	1,465	-20.3%	-38.6%

The year-to-date cost of debt in 2004 is 11.3% p.a.

Consolidated net debt was of R$1,464.7 million, as of September.

Consolidated net debt as a percentage of shareholders’ equity fell from 29.6% in the 2Q04 to 23.3% in the 3Q04.

In the 3Q04, Brasil Telecom generated a positive operating cash flow of R$815.0 million, compared to R$785.7 million in the 3Q03.

The trailing 12-month free cash flow was of positive R$1,270.5 million, calculated by subtracting from the operating cash flow the cash flow from investment activities and the interest paid.

Financial Indicators

Financial Indicators	3Q03	4Q03	1Q04	2Q04	3Q04	Δ Quarter	Δ 12 Months

EBITDA* / Interest Expenses	5.55	6.59	6.57	6.90	8.24	19.4%	48.5%
Net Debt / EBITDA (x4)	0.62	0.49	0.38	0.48	0.37	-23.2%	-40.1%
Total Debt / (EBITDA* + Financial Income) (x4)	0.96	0.91	1.05	0.95	1.14	20.4%	19.3%
EBITDA* (x4) / Lines in Service	R$ 391	R$ 381	R$ 367	R$ 393	R$ 410	4.3%	4.7%
EBITDA* (x4) / Employees** (thousand)	R$ 728	R$ 723	R$ 685	R$ 703	R$ 715	1.6%	-1.8%

* EBITDA without effects of non-recurrent itens. ** Excluding employees from Brasil Telecom GSM.

CONSOLIDATED INCOME STATEMENT

Table 1 : Consolidated Income Statement

R$ Million	3Q03	2Q04	3Q04	Δ Quarter	Δ 12 Months

GROSS REVENUES	2,877.1	3,037.4	3,315.2	9.1%	15.2%
Local Service	1,180.8	1,115.7	1,218.3	9.2%	3.2%
Public Telephony	92.3	119.1	128.4	7.8%	39.1%
Long Distance Service	391.0	418.3	478.3	14.3%	22.3%
Inter-network Calls	643.9	738.1	805.5	9.1%	25.1%
Interconnection	203.9	179.4	182.7	1.9%	-10.4%
Lease of Means	51.8	63.5	53.9	-15.0%	4.2%
Data Communication	191.8	255.3	283.4	11.0%	47.7%
Supplementary and Value Added Services	95.2	104.1	117.2	12.6%	23.2%
Other	26.6	43.9	47.6	8.3%	78.9%

Deductions	(823.7)	(874.8)	(954.3)	9.1%	15.9%
NET REVENUES	2,053.4	2,162.6	2,360.9	9.2%	15.0%

COSTS & OPERATING EXPENSES	(1,093.5)	(1,240.7)	(1,376.5)	10.9%	25.9%
Personnel	(97.2)	(101.5)	(106.1)	4.5%	9.1%
Materials	(22.3)	(24.8)	(23.6)	-5.1%	5.7%
Subcontracted Services	(330.7)	(358.8)	(368.5)	2.7%	11.4%
Interconnection	(455.6)	(545.3)	(610.2)	11.9%	33.9%
Advertising and Marketing	(28.5)	(24.5)	(31.4)	28.2%	10.3%
Provisions and Losses	(85.2)	(135.1)	(163.7)	21.2%	92.0%
Other	(74.0)	(50.7)	(73.1)	44.2%	-1.2%

EBITDA	959.9	921.9	984.4	6.8%	2.6%
Depreciation and Amortization	(529.8)	(599.4)	(626.5)	4.5%	18.2%

OPERATING PROFIT BEFORE FINANCIAL RESULT	430.1	322.5	358.0	11.0%	-16.8%

Financial Result	(129.3)	(86.7)	(98.3)	13.3%	-24.0%
Financial Revenues	83.7	199.3	82.4	-58.7%	-1.6%
Financial Expenses	(213.0)	(285.9)	(180.6)	-36.8%	-15.2%
Interest on Shareholders' Equity	-	(0.0)	-	-100.0%	N.A.

OPERATING PROFIT AFTER FINANCIAL RESULT	300.8	235.8	259.7	10.1%	-13.7%

Non-Operating Revenues (Expenses)	(30.5)	(93.1)	(33.3)	-64.2%	9.3%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	0.5	(62.1)	(2.3)	-96.3%	N.A.

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	270.3	142.7	226.4	58.6%	-16.3%

Income and Social Contribution Taxes	(105.8)	(67.5)	(90.5)	34.2%	-14.4%

EARNINGS BEFORE PROFIT SHARING	164.5	75.3	135.8	80.4%	-17.4%

Profit Sharing	(14.5)	(16.8)	(13.6)	-19.1%	-6.1%

Minority Interest	(33.4)	(7.4)	(37.0)	397.4%	10.9%

EARNINGS BEFORE REVERSION OF INTEREST ON SHAREHOLDERS' EQUITY	116.6	51.0	85.2	67.0%	-26.9%

Reversion of Interest on Shareholders' Equity	-	0.0	-	-100.0%	N.A.

NET EARNINGS	116.6	51.1	85.2	66.9%	-26.9%

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%

NET EARNINGS ADJUSTED BY GOODWILL AMORTIZATION	147.6	82.1	116.2	41.6%	-21.3%

OPERATING PERFORMANCE

PLANT

Table 2: Plant

PLANT	3Q03	2Q04	3Q04	Δ Quarter	Δ 12 Months

Lines Installed (Thousand)	10,677.6	10,711.6	10,725.4	0.1%	0.4%
Additional Lines Installed (Thousand)	21.5	10.9	13.8	26.8%	-36.0%

Lines in Service - LIS (Thousand)	9,809.2	9,646.7	9,604.3	-0.4%	-2.1%
Residential	7,167.6	6,840.5	6,685.4	-2.3%	-6.7%
Non-Residential	1,567.1	1,450.7	1,451.5	0.1%	-7.4%
Public Telephones	296.5	296.2	296.0	-0.1%	-0.2%
Pre-paid	231.6	276.1	284.6	3.1%	22.9%
Hybrid Terminals	1.9	159.4	267.2	67.6%	N.A.
Other (including PBX)	544.4	623.8	619.5	-0.7%	13.8%
Additional LIS (Thousand)	68.1	(77.1)	(42.4)	-45.0%	N.A.

Average LIS (Thousand)	9,775.1	9,685.3	9,625.5	-0.6%	-1.5%

LIS/100 Inhabitants	23.5	22.9	22.7	-0.7%	-3.1%
Public Telephones/1,000 Inhabitants	7.1	7.0	7.0	-0.3%	-1.2%
Public Telephones/l00 Lines Installed	2.8	2.8	2.8	-0.2%	-0.6%

Utilization Rate	91.9%	90.1%	89.5%	-0.5 p.p.	-2.3 p.p.

Digitization Rate	99.0%	99.5%	99.6%	0.1 p.p.	0.6 p.p.
ADSL Accesses in Service (Thousand)	239.4	382.5	456.1	19.2%	90.5%

Installed Lines	In the 3Q04, Brasil Telecom installed 13.8 thousand lines, closing the quarter with 10.7 million terminals, an increase of 47.8 thousand lines from the same period in 2003.

Graph 1: Plant - Progression

Lines in Service

The plant in service totaled 9.6 million lines in the 3Q04. Brasil Telecom continued the process of detecting delinquent lines, disconnecting lines without prospects of returning to the active base in the medium term and transferring some of the clients who negotiated their obligations to the hybrid plan (LigMix). As a result, the utilization rate reached 89.5%.

Additionally, the increase of 67.6% in the number of hybrid terminals was a result of the Company’s initiative to encourage the migration of clients that were on default or who subscribed to economical plans. This initiative has been increasing the fixed-line ARPU.

ADSL	The number of ADSL accesses grew by 90.5% year on year, reaching 456.1 thousand accesses in the 3Q04. Table of Contents Graph 2: ADSL Accesses

TRAFFIC

Table 3: Traffic

TRAFFIC	3Q03	2Q04	3Q04	Δ Quarter	Δ 12 Months

Exceeding Local Pulses (Million)	3,098.9	2,715.2	2,730.0	0.5%	-11.9%

Long Distance Minutes (Million)	1,709.4	1,624.2	1,638.0	0.8%	-4.2%

Fixed-Mobile Minutes (Million)	978.5	1,035.6	1,098.4	6.1%	12.3%

Exceeding Pulses/Average US/Month	105.7	93.4	94.5	1.2%	-10.5%
LD Minutes/Average US/Month	58.3	55.9	56.7	1.5%	-2.7%
Fixed-Mobile Minutes/Average LIS/Month	33.4	35.6	38.0	6.7%	14.0%

Billed Pulses	The traffic of billed pulses (exceeding local pulses) increased by 0.5% compared to the 2Q04, reaching 2.7 billion.

Long Distance Traffic	In the 3Q04, long distance traffic increased by 0.8% in comparison to the previous quarter, reaching 1.6 billion.

LD Market Share

At the end of the 3Q04, Brasil Telecom had a 45.7% and 25.1% market share in the interregional and international long distance segments.

Leveraged by the success of the marketing campaigns of our carrier selection code (CSC 14) to locations outside the Region, the DLD market share of Brasil Telecom increased by 0.2 p.p. in the intra-region segment. The market share in the intra-sector and intra-region segments reached 90.9% and 81.3%, respectively.

Graph 3: DLD Market Share

Inter-Network Traffic

Inter-network traffic increased by 6.1% in the 3Q04 compared to the 2Q04, given an increase in VC-1, VC-2, and VC-3 traffic by 3.9%, 10.8%, and 34.5%, respectively.

Of the total inter-network traffic, 82.2% corresponded to VC-1 calls, while 12.0% corresponded to VC-2 calls and 5.9% to VC-3 calls.

TARIFFS

Tariff Adjustments

Following the Supreme Court of Justice’s (Supremo Tribunal de JustiÕa - STJ) decision to authorize the rate adjustments of the Basic and Long Distance Plans, Brasil Telecom, in agreement with the Ministry of Communications and Anatel, increased rates for the local service and long distance baskets by an average of 8.7% and 9.6%, respectively. It was pre-established to apply the rate adjustments in two installments, one effective on September 1st and the other on November 1st.

The authorized maximum average rates for Brasil Telecom’s basic plans are as follows:

Table 4: Local Service Tariffs (in R$)

Local Service[1]	Effective since	Adjusted	Change (%)
	9/1/2004	11/1/2004

Installation Fee	20.65	21.35	3.42%
Residential Monthly Fee	24.69	25.54	3.43%
Non-residential Monthly Fee	33.97	36.71	8.09%
PBX Monthly Fee	26.57	27.47	3.40%
Local Pulse	0.09948	0.10294	3.48%
Address Change	108.56	114.19	5.19%
Public Telephone Credit	0.10526	0.10850	3.08%

Local Basket			4.17%

[1] Tariffs net of taxes, except for the Public Telephone Credit.

Table 5: Domestic Long Distance Service Tariffs (in R$)

Effective since 09/01/2004
DLD Service[1]	Normal	Differentiated	Reduced	Super Reduced

DC	0.04138	0.07346	0.02068	0.01033
D1	0.10935	0.20359	0.05465	0.02730
D2	0.18227	0.29209	0.09110	0.04553
D3	0.22189	0.33831	0.13668	0.06831
D4	0.27025	0.37478	0.18629	0.09110

Effective since 11/01/2004
DLD Service[1]	Normal	Differentiated	Reduced	Super Reduced

DC	0.04777	0.08481	0.02387	0.01192
D1	0.11767	0.20510	0.05881	0.02938
D2	0.19614	0.30094	0.09803	0.04899
D3	0.23137	0.34856	0.14707	0.07351
D4	0.27393	0.37540	0.20046	0.09803

[1] Tariffs net of taxes, per minute, for calls between fixed terminals.

Adjustment Percentage Change[2]
DLD Service	Normal	Differentiated	Reduced	Super Reduced

DC	15.44%	15.45%	15.43%	15.39%
D1	7.61%	0.74%	7.61%	7.62%
D2	7.61%	3.03%	7.61%	7.60%
D3	4.27%	3.03%	7.60%	7.61%
D4	1. 36%	0.16%	7.61%	7.61%

[2] The percentage change of the adjustment associated to D4 considers a weighted average of all rates applied in our Region, which differ from State to State.

SUBSIDIARIES

Brasil Telecom GSM

With an institutional marketing campaign aired on the 26th of September, Brasil Telecom GSM announced the launch of its commercial activities in mobile telephony.

With a convergent telecommunications platform integrating the complete range of products and services of the Group, Brasil Telecom GSM brought a number of innovative and exclusive advantages to the market.

After announcing a promotion that reduced the interconnection rate by approximately 45%, which reduced the costs of calls from land lines to mobiles, Brasil Telecom GSM launched a new set of advantages to its clients, valid since the start of operations:

  Pula-Pula: The best part of the launch was Brasil Telecom’s Pula-Pula. In the post-paid Pula-Pula, every time Brasil Telecom GSM clients pay their bills, credits are earned for the following month. And in the pre-paid Pula-Pula, every minute received in calls by pre-paid clients is converted into credits for the following month.

  Único: a pre-paid service that merges mobile, fixed line and payphone services. Clients buy credits for their pre-paid mobiles but also have the option to use the same credits to make phone calls from fixed line or payphones. The client simply calls a toll free number and informs the number to be called. The cost of the call is deducted from the pre-paid credits and the rate charged is cheaper than the pre-paid one. Brasil Telecom GSM is also the only operator to offer SMS credits every time you buy a calling card, no matter the face value of the card.

  Bonus every month (Bônus todo mês): clients who buy a Brasil Telecom GSM mobile can pick a Brasil Telecom fixed-line to receive a bonus of up to 200 minutes per month in local calls to any fixed line number.

  Boomerang 14 (Bumerangue 14): every minute of long distance calls made from Brasil Telecom GSM mobiles using the CSC 14 of Brasil Telecom is converted into bonuses of local calls to any fixed-line number or Brasil Telecom mobile. The more the client uses the CSC 14 in long distance calls, the bigger the savings in local calls.

  Friends at All Times (Amigos toda hora): Brasil Telecom GSM clients can pick 14 friends to speak to at a reduced rate of only R$0.10 (excluding taxes) per minute, at any time, day or night. The chosen numbers may be fixed-line or mobile numbers, as long as the numbers are Brasil Telecom numbers and have the same area code as the mobile.

With the commercial launch of the mobile operations, Brasil Telecom becomes the first complete telecommunications carrier. Our convergence concept goes beyond products and services to reach our customer service and sales force. Both our call centers and points of sale will be ready to meet all the telecommunications needs of our clients. There will be more than 1.8 thousand points of sale, among them 16 flagship stores, 40 kiosks, 400 exclusive dealers and 1.350 retailers.

Our flagship stores have been designed following the one-stop-shop concept, where clients find all of our products and services including fixed and mobile telephony, intelligent services, broadband and narrowband internet, alternative DLD and ILD rate packages, besides various fixed-line and mobile telephony accessories.

In the 3Q04, investment in the mobile operation was of R$502.7 million, amounting to R$867.0 million since the start of the project.

FINANCIAL PERFORMANCE

REVENUE

Table 6: Consolidated Operating Gross Revenues

R$ Million	3Q03	2Q04	3Q04	Δ Quarter	Δ 12 Months

GROSS REVENUES	2,877.1	3,037.4	3,315.2	9.1%	15.2%

Local Service	1,180.8	1,115.7	1,218.3	9.2%	3.2%
Activation	12.9	9.3	7.7	-17.6%	-40.3%
Basic Subscription	749.5	732.5	800.6	9.3%	6.8%
Measured Service	388.5	349.5	386.7	10.6%	-0.5%
Lease of Lines	0.6	0.4	0.4	15.0%	-24.0%
Other	29.3	24.0	22.8	-5.1%	-22.1%

Public Telephony	92.3	119.1	128.4	7.8%	39.1%

LongDistance Service	391.0	418.3	478.3	14.3%	22.3%
Intra-Sector	295.3	263.6	286.3	8.6%	-3.1%
Intra-Region	95.5	95.9	117.8	22.9%	23.4%
Inter-Region	-	52.2	67.0	28.2%	N.A.
International/Borderline	0.1	6.5	7.2	10.1%	4844.8%

Inter-Network Calls	643.9	738.1	805.5	9.1%	25.1%
VC-1	516.2	536.9	562.8	4.8%	9.0%
VC-2	105.4	140.1	156.1	11.4%	48.2%
VC-3	22.4	60.8	86.3	42.0%	285.9%
International	-	0.3	0.2	-26.6%	N.A.

Interconnection	203.9	179.4	182.7	1.9%	-10.4%
Fixed-Fixed	150.6	113.0	115.0	1.8%	-23.6%
Mobile-Fixed	53.2	66.4	67.7	1.9%	27.1%

Lease of Means	51.8	63.5	53.9	-15.0%	4.2%

Data Communications	191.8	255.3	283.4	11.0%	47.7%

Supplementary and Value Added Services	95.2	104.1	117.2	12.6%	23.2%

Other	26.6	43.9	47.6	8.3%	78.9%

Deductions	(823.7)	(874.8)	(954.3)	9.1%	15.9%
NET REVENUES	2,053.4	2,162.6	2,360.9	9.2%	15.0%

Graph 4: Gross Revenue Breakdown

2Q04 R$3,037 million	3Q04 R$3,315 million

Local Service

Gross local service revenues reached R$1,218.3 million in the 3Q04, 3.2% higher than in the 3Q03 and 9.2% higher compared to the 2Q04, mainly as a result of an increase in billed pulses (measured service) and basic subscription fees.

Gross line activation revenues totaled R$7.7 million in the 3Q04, 17.6% lower than in the 2Q04, primarily due to the fee reduction of 18.5%, applicable from July 02, 2004 onwards. This reduction was partially offset by a rate increase of 3.6%, effective on September 01, 2004. Additionally, Brasil Telecom activated 403 thousand lines in the 3Q04, compared to 418 thousand lines in the previous quarter.

Basic subscription revenues reached R$800.6 million in the quarter, an increase of 9.3% compared to the 2Q04, due to the rate adjustments of 7.4% and 4.4%, effective from July 02, 2004 and September 01, 2004, respectively.

Billed pulses revenues totaled R$386.7 million in the 3Q04, an increase of 10.6% compared to the 2Q04, as a result of an increase in local traffic compared to 2Q04 and the rate adjustments of 7.4% and 4.4%, effective from July 02, 2004 and September 01, 2004, respectively.

Public Telephony

Public telephony revenues reached R$128.4 million in the 3Q04, an increase of 7.8% compared to the 2Q04, primarily due to the rate adjustments of 7.4% and 3.2% in payphones credits, effective since from July 02, 2004 and September 01, 2004, respectively.

Long-Distance

Long distance revenues reached R$478.3 million in the 3Q04, resulting in an increase of 14.3% compared to the 2Q04. This was principally due to the market share increase of 7.7 p.p. and 5.5 p.p. in the interregional and international segments. The rate adjustment of 3.2% and 4.8%, effective from July 02, 2004 and September 01, 2004, respectively, in the DLD basket also had a positive impact on revenues.

Inter-Network

Gross revenue from inter-network calls reached R$805.5 million in the 3Q04, a 9.1% increase compared to 2Q04, reflecting the 6.1% increase in inter-network traffic and the increase of VC-2 and VC-3 traffic in the inter-network call mix.

Interconnection

Interconnection revenues increased by 1.9% compared to the 2Q04. On July 02, 2004, the Local Network Usage Rate (TU-RL) was decreased by 10.5% and the Intercity Network Usage Rate (TU-RIU) increased by 3.2%.

Data Communications

In the 3Q04, data communications revenues reached R$283.4 million, an increase of 11.0% compared to the previous quarter, mainly due to the 19.2% growth in ADSL accesses.

Data communications has been increasing as a percentage of total revenues. In the 3Q03, the segment represented 6.7% of total revenues, increasing its share to 8.5% in the 3Q04.

Graph 5: Data Communications Revenues

Supplementary and Value-Added Services	Gross revenue from supplementary and value-added services increased by 12.6% compared to the previous quarter, amounting to R$117.2 million in the 3Q04.

Other Revenues	Other revenues reached R$47.6 million in the 3Q04, a growth of 8.3% compared to 2Q04.

Gross Revenue Deductions	Gross revenue deductions reached R$954.3 million in the 3Q04, representing 28.8% of the quarter’s gross revenue, stable compared to the previous quarter.

Fixed-line ARPU	Fixed-line ARPU (net revenue/Average LIS/month) in the 3Q04 was of R$81.8, compared to R$70.0 in the 3Q03, a 16.8% increase.

COSTS AND EXPENSES

Table 7: Consolidated Operating Costs and Expenses

R$ Million	3Q03	2Q04	3Q04	Δ Quarter	Δ 12 Months

NET REVENUES	2,053.4	2,162.6	2,360.9	9.2%	15.0%

Costs	(1,219.3)	(1,386.4)	(1,479.4)	6.7%	21.3%
Personnel	(29.8)	(29.9)	(30.1)	0.8%	1.0%
Materials	(20.4)	(23.0)	(22.0)	-4.7%	7.6%
Subcontracted Services	(605.5)	(700.4)	(773.9)	10.5%	27.8%
Interconnection	(455.6)	(545.3)	(610.2)	11.9%	33.9%
Other	(149.9)	(155.1)	(163.7)	5.6%	9.2%
Depreciation and Amortization	(479.5)	(540.0)	(540.3)	0.1%	12.7%
Other	(84.1)	(93.1)	(113.2)	21.5%	34.6%

GROSS PROFIT	834.2	776.2	881.5	13.6%	5.7%

Sales Expenses	(134.4)	(138.9)	(145.4)	4.60/0	8.1%
Personnel	(31.6)	(32.3)	(36.1)	11.7%	14.4%
Materials	(0.8)	(0.7)	(0.4)	-39.9%	-49.3%
Subcontracted Services	(99.1)	(103.5)	(106.7)	3.0%	7.6%
Advertising and Marketing	(28.5)	(24.5)	(31.4)	28.2%	10.3%
Other	(70.6)	(79.0)	(75.2)	-4.8%	6.6%
Depreciation and Amortization	(1.3)	(1.5)	(1.3)	-14.1%	0.1%
Other	(1.7)	(0.9)	(0.9)	-1.9%	-46.1%

General and Administrative Expenses	(134.5)	(142.9)	(149.3)	4.50/0	11.0%
Personnel	(30.1)	(33.0)	(32.9)	-0.2%	9.3%
Materials	(0.7)	(0.6)	(0.7)	10.6%	1.2%
Subcontracted Services	(92.6)	(101.0)	(104.3)	3.3%	12.6%
Depreciation and Amortization	(6.7)	(6.2)	(6.6)	6.3%	-2.0%
Other	(4.3)	(2.0)	(4.8)	133.4%	10.3%

Information Technology	(71.5)	(80.8)	(84.4)	4.5%	18.0%
Personnel	(5.8)	(6.3)	(6.9)	9.8%	20.3%
Materials	(0.4)	(0.5)	(0.5)	5.6%	30.5%
Subcontracted Services	(17.6)	(23.7)	(25.2)	6.5%	43.6%
Depreciation and Amortization	(35.6)	(45.2)	(46.6)	3.1%	30.9%
Other	(12.2)	(5.1)	(5.1)	0.9%	-57.8%

Provisions and Losses	(85.2)	(135.1)	(163.7)	21.2%	92.0%
Doubtful Accounts	(65.6)	(95.3)	(97.9)	2.7%	49.1%
Contingencies	(19.6)	(39.7)	(65.8)	65.5%	235.5%

Other Operating Revenues (Expenses)	21.6	44.1	19.2	-56.3%	-10.8%
Goodwill Amortization	(6.6)	(6.4)	(31.7)	393.6%	376.4%
Other	28.2	50.5	50.9	0.8%	80.3%

OPERATING PROFIT BEFORE FINANCIAL RESULTS	430.1	322.5	358.0	11.00%	-16.8%

R$ Million	3Q03	2Q04	3Q04	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,623.4)	(1,840.1)	(2,002.9)	8.9%	23.4%
Depreciation and Amortization	(529.8)	(599.4)	(626.5)	4.5%	18.2%
Interconnection	(455.6)	(545.3)	(610.2)	11.9%	33.9%
Subcontracted Services	(330.7)	(358.8)	(368.5)	2.7%	11.4%
Personnel	(97.2)	(101.5)	(106.1)	4.5%	9.1%
Provisions and Losses	(85.2)	(135.1)	(163.7)	21.2%	92.0%
Materials	(22.3)	(24.8)	(23.6)	-5.1%	5.7%
Advertising and Marketing	(28.5)	(24.5)	(31.4)	28.2%	10.3%
Other	(74.0)	(50.7)	(73.1)	44.2%	-1.2%

R$ Million	3Q03	2Q04	3Q04	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,623.4)	(1,840.1)	(2,002.9)	8.9%	23.4%
(+) Depreciation and Amortization	529.8	599.4	626.5	4.5%	18.2%
(+) Provisions and Losses	85.2	135.1	163.7	21.2%	92.0%
(=) CASH COST	(1,008.3)	(1,105.6)	(1,212.8)	9.7%	20.3%

Graph 6: Operating Costs and Expenses Breakdown (Excluding Depreciation, Provisions and Losses)

2Q04 R$1,106 million	3Q04 R$1,213 million

Operating Costs and Expenses

Operating costs and expenses totaled R$2,002.9 million in the 3Q04, compared to R$1,840.1 million in the previous quarter.

Operating costs and expenses excluding depreciation, amortization, provisions and losses were of R$1,212.8 million in the 3Q04, compared to R$1,105.6 million in the 2Q04, an increase of 9.7% compared to the previous quarter. The increase in costs was primarily a result of an increase in interconnection costs (+11.9) and other (+44.2%).

Number of Employees

At the end of the 3Q04, Brasil Telecom’s fixed telephony operation had 5,509 employees, compared to 5,391 in the previous quarter. This increase was due to the consolidation of Vant and the increase of commercial personnel, associated to the opening of flagship stores following the one-stop-shop concept.

As of September 2004, Brasil Telecom GSM had 822 employees, compared to 758 in the 2Q04, reflecting the structuring process for the product’s launch.

Personnel	Personnel costs and expenses reached R$106.1 million, an increase of 4.5% compared to the previous quarter, given the increase in the workforce observed during the period.

Subcontracted services

Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$368.5 million in the 3Q04, a 2.7% increase compared to the previous quarter.

As a percentage of net revenue, costs with subcontracted services reached the lowest value of the past quarters, or 15.6%, compared to 16.6% in the 2Q04.

Interconnection

Interconnection costs totaled R$610.2 million in the 3Q04, a 11.9% increase compared to the previous quarter. The increase is a result of the increase of VC-2 and VC-3 traffic in the inter-network traffic mix, the increase in long distance calls terminating outside Region II, and the increase in fixed-to-mobile traffic.

Advertising & Marketing

Expenses with advertising & marketing totaled R$31.4 million in the 3Q04, an increase of 28.2% from the previous period. Advertising & marketing expenses as a percentage of net revenues corresponded to 1.3%, compared to 1.1% in the 2Q04.

Losses with Accounts Receivable/Gross Revenue	Losses with accounts receivable reached 3.0% of gross revenues in the 3Q04, stable when compared to the previous quarter. Losses with accounts receivable reached R$97.9 million in the 3Q04.

Accounts Receivable

Gross accounts receivable as a percentage of gross revenues fell from 70.7% in the 2Q04 to 68.9% in the 3Q04, the lowest value in the last 12 months, given that the increase in gross revenues was higher than the increase in accounts receivable in the period. Despite the rate adjustments applied during the period, gross accounts receivable as a percentage of gross revenues fell in the quarter.

Gross accounts receivable in the period was influenced by the CSC 14 operation in the inter-regional and international segments and its usage in calls originated from mobile phones.

Deducting provision for doubtful accounts in the amount of R$191.1 million, Brasil Telecom’s net accounts receivable totaled R$2,093.3 million at the end of the 3Q04.

Graph 7: Accounts Receivable / Gross Revenue Ratio

Table 8: Gross Accounts Receivable

	Sep/03	Dec/03	Mar/04	Jun/04	Sep/04

Total (R$ Million)	2,139.5	2,042.7	2,099.0	2,145.9	2,284.4
Due	64.0%	63.7%	60.6%	60.1%	61.5%
Overdue (up to 30 days)	12.9%	15.3%	16.2%	15.7%	17.3%
Overdue (between 31-60 days)	7.3%	4.9%	6.2%	6.3%	5.8%
Overdue (between 61-90 days)	2.4%	4.1%	4.4%	3.6%	3.5%
Overdue (over 90 days)	13.5%	12.1%	12.6%	14.3%	11.9%

Provision for Contingencies	In the 3Q04, provisions for contingencies totaled R$65.8 million, due to provisions for labor and civil legal proceedings and legal tax proceedings.

Other Operating Costs and Expenses/Revenues	Other Operating Costs and Expenses/Revenues totaled R$73.1 million in the 3Q04, an increase of 44.2% compared to the 2Q04.

EBITDA

Table 9: EBITDA Margin – Gains and Losses

R$ Million	3Q03	Vertical	2Q04	Vertical	3Q04	Vertical

GROSS REVENUES	2,877.1	140.1%	3,037.4	140.5%	3,315.2	140.4%
Local Service	1,180.8	57.5%	1,115.7	51.6%	1,218.3	51.6%
Public Telephony	92.3	4.5%	119.1	5.5%	128.4	5.4%
Long Distance Service	391.0	19.0%	418.3	19.3%	478.3	20.3%
Fixed-Mobile Calls	643.9	31.4%	738.1	34.1%	805.5	34.1%
Interconnection	203.9	9.9%	179.4	8.3%	182.7	7.7%
Lease of Means	51.8	2.5%	63.5	2.9%	53.9	2.3%
Data Communication	191.8	9.3%	255.3	11.8%	283.4	12.0%
Supplementary and Value Added Services	95.2	4.6%	104.1	4.8%	117.2	5.0%
Other	26.6	1.3%	43.9	2.0%	47.6	2.0%

Deductions	(823.7)	-40.1%	(874.8)	-40.5%	(954.3)	-40.4%
NET REVENUES	2,053.4	100.0%	2,162.6	100.0%	2,360.9	100.0%

COSTS & OPERATING EXPENSES	(1,093.5)	-53.3%	(1,240.7)	-57.4%	(1,376.5)	-58.3%
Personnel	(97.2)	-4.7%	(101.5)	-4.7%	(106.1)	-4.5%
Materials	(22.3)	-1.1%	(24.8)	-1.1%	(23.6)	-1.0%
Subcontracted Services	(330.7)	-16.1	(358.8)	-16.6%	(368.5)	-15.6%
Interconnection	(455.6)	-22.2%	(545.3)	-25.2%	(610.2)	-25.8%
Advertising and Marketing	(28.5)	-1.4%	(24.5)	-1.1%	(31.4)	-1.3%
Provisions and Losses	(85.2)	-4.2%	(135.1)	-6.2%	(163.7)	-6.9%
Other	(74.0)	-3.6%	(50.7)	-2.3%	(73.1)	-3.1%

EBITDA	959.9	46.7%	921.9	42.6%	984.4	41.7%

EBITDA of R$984.4 million	Brasil Telecom’s EBITDA was R$984.4 million in the 3Q04, R$62.5 million above 2Q04’s EBITDA, resulting in a 6.8% increase quarter-on-quarter.

EBITDA Margin	In the 3Q04, Brasil Telecom’s EBITDA margin reached 41.7%. The 9M04 EBITDA margin was of 42.4%.

EBITDA/Avg LIS/month	In the 3Q04, EBITDA/Average LIS/month reached R$34.1, 7.6% higher than in the 2Q04.

FINANCIAL RESULT

Table 10: Consolidated Financial Result

R$ Million	3Q03	2Q04	3Q04	Δ Quarter	Δ 12 Months

Financial Revenue	83.7	199.3	82.4	-58.7%	-1.6%
Local Currency	85.0	151.23	100.69	-33.4%	18.4%
Foreign Currency	(1.3)	48.06	(18.32)	-138.1%	1258.6%
Financial Expense	(213.0)	(285.9)	(180.6)	-36.8%	-15.2%
Local Currency	(217.9)	(195.9)	(174.8)	-10.7%	-19.8%
Foreign Currency	5.0	(90.1)	(5.8)	-93.6%	-216.3%

Financial Result	(129.3)	(86.7)	(98.3)	13.3%	-24.0%

Financial Result

In the 3Q04, Brasil Telecom reported a negative net financial result of R$98.3 million, representing an increase of 13.4% in the net negative result compared to the R$86.7 million reported in the 2Q04.

OTHER ITEMS

Amortization of Reconstituted Goodwill

In the 3Q04, Brasil Telecom amortized R$31.0 million in reconstituted goodwill regarding the acquisition of CRT (with no impact on cash flow and dividends distribution), accounted for as non-operating expenses.

NET EARNINGS

Net earnings totaled R$85.2 million in the 3Q04 (R$0.2367/1,000 shares). Net earnings/ADR in the same period were of US$0.4140. Net earnings adjusted by goodwill totaled R$116.2 million in the 3Q04.

BALANCE SHEET

Table 11: Consolidated Balance Sheet

R$ Million	Jun/04	Sep/04

CURRENT ASSETS	5,655.3	6,740.4

Cash and Equivalents	2,506.3	3,400.4
Accounts Receivables (Net)	1,960.6	2,093.3
Deferred and Recoverable Taxes	769.8	766.1
Other Recoverable Amounts	309.6	276.8
Inventory	7.4	3.6
Other	101.6	200.2

LONG TERM ASSETS	1,558.0	1,590.9

Loans and Financing	134.6	135.1
Deferred and Recoverable Taxes	791.0	831.3
Other	632.5	624.5

PERMANENT ASSETS	9,919.6	9,974.4

Investment (Net)	492.5	448.3
Property, Plant and Equipment (Net)	8,759.4	8,792.9
Property, Plant and Equipment (Gross)	23,937.1	24,513.4
Accumulated Depreciation	(15,177.7)	(15,720.4)
Deferred Assets (Net)	667.6	733.1

TOTAL ASSETS	17,133.0	18,305.7

CURRENT LIABILITIES	3,646.0	4,131.0

Loans and Financing	1,210.4	1,220.3
Suppliers	1,108.5	1,443.1
Taxes and Contributions	533.7	607.8
Dividends Payable	194.0	193.3
Provisions	345.5	337.1
Salaries and Benefits	112.9	137.0
Consignment for Third Parties	70.8	123.4
Other	70.2	69.0

LONG TERM LIABILITIES	4,992.3	5,545.2

Loans and Financing	3,133.2	3,644.8
Provisions	781.7	813.5
Taxes and Contributions	747.7	769.9
Authorization for Services Exploration	275.7	292.6
Other	53.9	24.5

DEFERRED INCOME	64.0	73.2

MINORITY INTEREST	2,228.2	2,263.2

SHAREHOLDERS'EQUITY	6,202.5	6,293.1

Capital Stock	2,568.2	2,568.2
Capital Reserves	337.2	337.2
Profit Reserves	898.0	898.0
Retained Earnings	2,419.8	2,510.4
Treasury Shares	(20.8)	(20.8)

TOTAL LIABILITIES	17,133.0	18,305.7

Table 12: Holding Balance Sheet

R$ Million	Jun/04	Sep/04

CURRENT ASSETS	803.0	1,066.0

Cash and Equivalents	535.5	801.5
Deferred Taxes	124.5	122.6
Other Recoverable Amounts	3.7	1.0
Dividends / Interest on Shareholders' Equity Receivable	133.7	133.7
Other	5.5	7.1

LONG TERM ASSETS	1,817.8	1,360.9

Loans and Financing	1,601.9	1,141.1
Deferred and Recoverable Taxes	212.4	216.9
Other	3.5	2.8

PERMANENT ASSETS	4,415.8	4,487.3

Investment (Net)	4,414.0	4,485.6
Property, Plant and Equipment (Net)	1.7	1.5
Property, Plant and Equipment (Gross)	56.8	57.2
Accumulated Depreciation	(55.2)	(55.6)
Deferred Assets (Net)	0.1	0.1

TOTAL ASSETS	7,036.6	6,914.1

CURRENT LIABILITIES	337.2	317.2

Loans and Financing	217.9	200.8
Suppliers	0.7	0.3
Taxes and Contributions	26.5	24.1
Dividends Payable	89.2	88.9
Salaries and Benefits	1.9	2.5
Consignment for Third Parties	0.1	0.1
Other	1.0	0.5

LONG TERM LIABILITIES	487.6	295.5

Loans and Financing	446.0	257.2
Taxes and Contributions	41.0	37.6
Other	0.6	0.6

SHAREHOLDERS'EQUITY	6,211.8	6,301.5

Capital Stock	2,568.2	2,568.2
Capital Reserves	337.2	337.2
Profit Reserves	898.0	898.0
Retained Earnings	2,429.2	2,518.9
Treasury Shares	(20.8)	(20.8)

TOTAL LIABILITIES	7,036.6	6,914.2

INDEBTEDNESS

Table 13: Indebtedness

R$ Million	Currency	Annual Cost	Maturity	% Total	Balance Sep/04

Short Term				25.1%	1,220.3
BNDES	R$	TJLP + 6.5%	dec/2007		15.5
BNDES	R$	TJLP + 3.85%	dec/2007		345.3
BNDES	R$	TJLP + 3.85%	oct/2007		81.8
BNDES	R$	Basket + 6.5%	dec/2007		39.1
BNDES	R$	Basket + 3.85%	nov/2007		13.5
Debentures	R$	TJLP + 4%	jul/2006		200.6
BNDES	R$	Basket + 5.5%	apr/2011		0.9
BNDES	R$	TJLP + 5.5%	apr/2011		3.4
BRDE	R$	IGP-M+12.0%	sep/2006		8.3
BB	R$	14%	jan/2008		5.2
Debentures 2nd Public Issuance	R$	109% CDI	dec/2004		422.2
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		19.7
Bonds - US$ 200 MM	US$	9.38%	feb/2014		7.3
Financial Institutions I	US$	Lib6 + 4.0%	mar/2006		12.3
Financial Institutions II	US$	Lib6 + 2.4%	dec/2005		10.4
Financial Institutions III	US$	Lib6 + 0.5%	ju1/2008-ju1/2012		11.7
Financial Institutions IV	Yen$	Jibor6 + 1.92%	mar/2011		0.2
Financial Institutions V	Yen$	Jibor6 + 3.65%	feb/2009		0.6
Suppliers I	US$	Lib3 + 2.95%	jun/2007		0.4
Suppliers II	US$	1.75%	feb/2014		0.4
Suppliers III	US$	Lib3 + 2.95%	jun/2007		0.1
Hedge Adjustment					21.6
Long Term				74.9%	3,644.8
BNDES	R$	TJLP + 6.5%	dec/2007		33.8
BNDES	R$	TJLP + 3.85%	dec/2007		841.9
BNDES	R$	TJLP + 3.85%	oct/2007		172.6
BNDES	R$	Basket + 6.5%	dec/2007		84.7
BNDES	R$	Basket + 3.85%	nov/2007		29.0
Debentures	R$	TJLP + 4%	jul/2006		256.9
BNDES	R$	Basket + 5.5%	apr/2011		76.9
BNDES	R$	TJLP + 5.5%	apr/2011		321.1
BRDE	R$	IGP-M+12.0%	sep/2006		9.3
BB	R$	14%	Jan/2008		11.7
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		500.0
Bonds - US$ 200 MM	US$	9.38%	feb/2014		571.7
Financial Institutions I	US$	Lib6 + 4.0%	mar/2006		6.1
Financial Institutions II	US$	Lib6 + 2.4%	dec/2005		5.1
Financial Institutions III	US$	Lib6 + 0.5%	ju1/2008-ju1/2012		65.9
Financial Institutions IV	Yen$	Jibor6 + 1.92%	Mar/2011		560.8
Financial Institutions V	Yen$	Jibor6 + 3.65%	feb/2009		2.0
Financial Institutions VI	US$	Exchange Rate Var.	dec/2015		28.5
Suppliers I	US$	Lib3 + 2.95%	jun/2007		1.0
Suppliers II	US$	1.75	feb/2014		1.8
Suppliers III	US$	Lib3 + 2.95%	jun/2007		0.3
Hedge Adjustment					63.9
Total Debt				100.0%	4,865.1

Total Debt

As of September 2004, Brasil Telecom’s consolidated total debt was of R$4,865.1 million, 12% higher than the amount reported in the 2Q04. This was mainly due to the availability of funds associated with the first tranche of the loan raised with BNDES and the debentures issued by Brasil Telecom S.A.

Net Debt	Net debt totaled R$1,464.7 million, a 20.3% reduction from June 2004.

Funds raised with BNDES

On July 19, 2004, BNDES (National Development Bank) approved the loan of R$1.27 billion to Brasil Telecom, which will be used for investments in the fixed-line plant and for operational improvements. The loan has a 6.5-year tenure, with a grace period of 1.5 years and was directly raised with BNDES. The interest rate (coupon) will be equivalent to TJLP + 5.5% p.a. for 80% of the loan and Currency Basket + 5.5% p.a. for the remaining 20%. Of the total amount approved, BNDES has already paid out R$400 million on August 26, 2004. The remaining portion of the loan will be available by 2006.

Demand for Brasil Telecom S.A.’s Debentures exceeds R$800 million

Attesting Brasil Telecom’s credibility among investors, the demand for the debentures of our wholly owned subsidiary, Brasil Telecom S.A., exceeded R$800 million, 60% higher than the R$500 million proposed by the company. The interest rate of the debentures, defined upon book building, was of CDI + 1% p.a., which was lower than the maximum interest rate proposed by the Company of CDI + 1.15% p.a. This was the first issuance in the Brazilian market of an instrument with a 5-year tenure effected in a single tranche, pegged to the CDI, with no other tranches pegged to price indexes.

Table 14: Indebtedness by Currency

Debt BRP (R$ Million)	Jun 2004	Sep 2004	Δ Quarter

Short Term	1,210.4	1,220.3	0.8%
In R$	1,075.3	1,101.8	2.5%
In US$	65.4	46.8	-28.4%
In Yen	2.4	2.0	-16.1%
In Currency Basket	67.3	69.6	3.5%
Long Term	3,133.2	3,644.8	16.3%
In R$	1,614.2	2,147.3	33.0%
In US$	756.2	683.6	-9.6%
In Yen	609.4	605.5	-0.6%
In Currency Basket	153.4	208.3	35.8%
Total Debt	4,343.6	4,865.1	12.0%
(-) Cash	2,506.3	3,400.4	35.7%
Net Debt	1,837.3	1,464.7	-20.3%

Long-term debt profile

As of September 2004, 74.9% of the total debt was long-term debt, compared to 55.2% in December 2003, reflecting the Company’s success in increasing debt maturity. Brasil Telecom’s debt had the following amortization schedule:

Table 15: Amortization Schedule of Long Term Debt

Maturity	% Long Term Debt

2005	15.08%
2006	16.50%
2007	15.25%
2008	4.30%
2009 and after	48.9%

Foreign currency denominated Debt

As of September 2004, debt exposed to exchange variation amounted to R$1,615.8 million, from which R$730.4 million were denominated in US dollars, R$277.9 million were currency basket denominated and R$607.5 million were denominated in yens, all amounts including their respective hedge adjustments.

As of September 30, 2004, Brasil Telecom Participações S.A. had hedged 47.9% of the debt exposed to exchange rate variation. Dollar denominated debt maturing in the next 24 months is 100% hedged.

Year-to-date Cost of Debt	Brasil Telecom’s consolidated debt had a year-to-date cost of 11.3% p.a., equivalent to 71.3% of CDI (domestic interbank rate).

Financial Leverage	As of September 30, 2004, Brasil Telecom’s financial leverage - net debt to shareholders’ equity ratio - was equal to 23.3%, compared to 29.6% in June.

INVESTMENTS IN THE PERMANENT ASSETS

Table 16: Breakdown of Investments in the Permanent Assets

R$ Million	3Q03	4Q03	1Q03	2Q04	3Q04	Δ Quarter	Δ 12 Months

Network Expansion	168.9	159.0	95.0	128.8	107.2	-16.8%	-36.6%
Conventional Telephony	60.7	62.7	45.0	19.3	20.0	3.5%	-67.1%
Transmission Backbone	23.3	5.4	5.3	11.4	10.3	-10.1%	-55.9%
Data Network	75.2	61.2	41.0	76.2	74.1	-2.8%	-1.5%
Intelligent Network	7.0	19.8	0.9	19.6	0.6	-96.7%	-90.8%
Network Management Systems	2.0	7.6	0.3	1.0	0.1	-86.5%	-93.3%
Other	0.8	2.3	2.6	1.4	2.0	49.3%	153.5%
Network Operation	68.4	68.2	50.2	62.8	71.9	14.5%	5.1%
Public Telephony	1.2	0.2	0.5	0.9	0.7	-25.4%	-43.8%
Information Technology	42.8	81.8	40.0	29.0	41.2	42.1%	-3.8%
Expansion Personnel	20.2	18.5	21.0	20.6	19.8	-3.5%	-1.8%
Other	(0.5)	24.3	10.3	356.3	13.7	-96.1%	N.A.
Expansion Financial Expenses	16.5	(0.2)	-	19.1	(17.6)	N.A.	N.A.

Total - Fixed Telephony	317.5	351.7	217.0	617.5	236.9	-61.6%	-25.4%

R$ Million	3Q03	4Q03	1Q03	2Q04	3Q04	Δ Quarter	Δ 12 Months

Brasil Telecom GSM	17.0	39.3	39.9	158.1	486.4	207.6%	2754.3%
Expansion Financial Expenses	5.4	9.2	14.5	42.6	16.3	-61.7%	204.1%

Total - Mobile Telephony	22.4	48.6	54.4	200.7	502.7	150.5%	2144.1%

Investments in permanent assets	Brasil Telecom investments totaled R$739.6 million in the 3Q04, from which R$236.9 million were directed at fixed telephony and R$502.7 million at mobile telephony.

CASH FLOW

Table 17: Consolidated Cash flow

R$ Million	3Q03	2Q04	3Q04

OPERATING ACTIVITIES
( + ) Net Income ofthe Period	116.6	51.1	85.2
( + ) Minority Participation	33.4	7.4	37.0
( + ) Items with no Cash Effects	838.3	1,018.9	913.4
Depreciation and Amortization	560.8	630.4	657.5
Losses with Accounts Receivable from Services	68.1	91.8	95.5
Provision for Doubtful Accounts	(2.4)	7.2	5.7
Provision for Contingencies	19.6	54.0	51.6
Deferred Taxes	(68.2)	(0.9)	(66.0)
Result from the Write-off of Permanent Assets	1.3	53.2	17.8
Financial Expenses	257.6	196.0	140.4
Gains/Losses in Investments	1.5	(12.7)	11.0
Other Expenses/Revenues with no Cash Effects
(-) Equity Changes	202.7	203.9	220.7
(=) Cash Flow from Operating Activities	785.7	873.5	815.0

INVESTMENT ACTIVITIES
Financial Investments	0.0	(0.0)	(0.5)
Investment Suppliers	64.4	(71.8)	415.3
Funds from Sales of Permanent Assets	4.1	3.0	2.3
Investments in Permanent Assets	(327.0)	(793.7)	(757.1)
Other Investment Flows	(1.2)	(3.5)	(0.4)
(=) Cash Flow from Investment Activities	(259.7)	(866.1)	(340.6)

FINANCING ACTIVITIES
Dividens/Interests on Shareholders' Equity paid in the Period	(2.4)	(254.3)	(0.8)
Loans and Financing	(234.7)	(174.0)	407.4
Loans Obtained	60.0	581.4	840.2
Loans Paid	(138.1)	(627.4)	(322.6)
Interest Paid	(156.6)	(128.0)	(110.2)
Increases in Shareholders' Equity	(4.4)	8.6	5.4
Other Financing Flows	(17.7)	(1.9)	7.8
(=) Cash Flow from Financing Activities	(259.3)	(421.7)	419.8

CASH FLOW OF THE PERIOD	266.7	(414.2)	894.2

Cash and Cash Equivalents - current balance	1,604.2	2,506.3	3,400.4
Cash and Cash Equivalents - previous balance	1,337.5	2,920.5	2,506.3
Variation in Cash and Cash Equivalents	266.7	(414.2)	894.2

OPERATING CASH FLOW	785.7	873.5	815.0
(-) Investments on Permanent Assets (includes Investment Suppliers)	(259.7)	(866.1)	(340.6)
(-) Interest Paid	(156.6)	(128.0)	(110.2)

(=) FREE CASH FLOW	369.3	(120.5)	364.2

Operating Cash Flow in the 3Q04 was of R$815.0 million	The operating cash generation of Brasil Telecom reached R$815.0 million in the 3Q04, 3.7% higher than in the 3Q03.

Free cash flow in the 3Q04 was of R$364.2 million	Brasil Telecom’s free cash flow in the 3Q04 was of positive R$634.2 million, against negative R$120.5 million in the 2Q04. The trailing 9-month free cash flow is of R$748.8 million.

STOCK MARKET

Share Buyback Program

In a meeting held on September 13, 2004, the Board of Directors of Brasil Telecom Participações S.A. approved a Share Buyback Program of Common and Preferred Stock issued by the Company, whether for the purpose of cancellation or otherwise, or future sale. The Program allows the Company to acquire up to 6,567,552,722 common shares and 22,600,775,298 preferred shares, which represent 10% of the total outstanding common and preferred shares, throughout a period of 365 days, starting on September 14, 2003. On September 10, 2004, Brasil Telecom Participações S.A. had 1,480,800,000 common shares in treasury.

Table 18: Stock Performance

	Closing Price as of Sep/30/04	Performance

		In 3Q03	In 12 months	In 24 months

Common Shares (BRTP3) (in R$/l,000 shares)	20.45	24.5%	25.8%	68.3%
Preferred Shares (BRTP4) (in R$/l,000 shares)	18.50	-2.2%	-15.9%	17.4%
ADR (BRP) (in US$/ADR)	32.40	5.5%	-15.4%	45.9%
Ibovespa (points)	23,245	9.9%	45.2%	169.6%
Itel (points)	826	-3.8%	15.0%	86.2%
IGC (points)	2,084	17.2%	53.3%	163.2%
Dow Jones (points)	10,080	-3.4%	8.7%	32.8%

Graph 8: Stock Performance in the 3Q04– Bovespa and NYSE

(Base 100 = June 30, 2004)

Table 19: Share in the Theoretical Portfolio

	Ibovespa	Itel	IGC

BRTP3	0.044%	3.300%	0.807%
BRTP4	1.703%	12.824%	3.135%

SHAREHOLDING STRUCTURE

Table 20: Shareholding Structure

Sep 2004	Common Shares	%	Preferred Shares	%	Total	%

Solpart Participaoes S.A.	68,356,160,984	51.0%	-	0.0%	68,356,160,984	19.2%
ADR	-	0.0%	151,030,105,000	67.8%	151,030,105,000	42.3%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	64,194,727,219	47.9%	74,977,647,980	33.7%	139,172,375,199	39.0%

Total	134,031,688,203	100.0%	226,007,752,980	100.0%	360,039,441,183	100.0%

Jun 2004	Common Shares	%	Preferred Shares	%	Total	%

Sol part Participaoes S.A.	71,777,103,826	53.6%	1,422,853,373	0.6%	73,199,957,199	20.5%
ADR	-	0.0%	150,049,540,000	67.4%	150,049,540,000	42.1%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	60,773,784,377	45.3%	74,535,359,607	33.5%	135,309,143,984	37.9%

Total	134,031,688,203	100.0%	226,007,752,980	100.0%	360,039,441,183	100.0%

AWARDS

Fortune Magazine - "50 Most Powerful Women of the World"

For the third consecutive year, Carla Cico, CEO of Brasil Telecom S.A., was listed by the renowned Fortune Magazine, among the 50 Most Powerful Women of the World, outside the United States.

This year, Carla Cico climbed to the 25th position, what, according to Fortune, confers her the title of Most Powerful Woman of South America and Second Most Powerful Woman of Latin America.

This title strengthens the image of Brasil Telecom in the domestic and international markets and reiterates the solid and efficient management carried out by Brasil Telecom S.A.’s top executive.

Transparency Trophy – ANEFAC, FIPECAFI and SERASA

Brasil Telecom was once again awarded the “Transparency Trophy” – Finalist Category. The award was presented by the National Association of Finance, Management and Accounting Executive (ANEFAC), the Institute Foundation of Research in Accounting, Actuary and Finance (FIPECAFI) and SERASA.

Only 10 companies, selected from the 500 biggest and best private companies of Brazil in the fields of commerce, industry and services (except for financial services) and the 50 biggest state-owned companies, were eligible to run for the “Transparency Trophy of the Best Balance Sheet Published in 2003”, part of the VIII ANEFAC, FIPECAFI and SERASA Award.

Having qualified to run for the prize for the third consecutive year improves Brasil Telecom’s credibility further, as its Financial Statements and Management Report are subject to the analysis of renown institutions with independent interests, capable of attesting the quality of the information presented.

2004 ABERJE Award

Brasil Telecom, together with Ingrid Rocha Comunicações, was awarded, for the second consecutive year, the 2004 ABERJE Award, presented by the Brazilian Association of Business Communication (Associação Brasileira de Comunicação Empresarial), in the “Special Events” category, with the “Featured Employees” (“Gente em Destaque”).

ABERJE is the main entity of the Brazilian business communication scenery and has the objective of discussing and promoting communication as the instrument linked to the strategic management of corporations and to the strengthening of citizenship.

As this campaign was chosen as the best in its category in the Central region, it is also eligible to run for the National ABERJE Prize, in the grand final to take place in São Paulo.

2003 “Oswaldo Checchia” Human Being Award

The Brazilian Association of Human Resources (ABRH Nacional) conferred the 2003 “Oswaldo Checchia” Human Being Award to Brasil Telecom, in the Technology Applied to HR category, with the e-HR Project (Projeto e-RH).

This award has the objective of recognizing and exposing important projects which implement technological solutions in the management of people, promoting the professional development, productivity, and improving the quality of life of the employees of the company. The term “e-HR” embraces HR system, transaction and data solutions, which are available electronically and have an impact on the work environment of employees and managers.

With this award, Brasil Telecom becomes the national benchmark also in automated Human Resources processes.

Social Balance Sheet Award – ABERJE, APIMEC, Ethos, Fides and Ibase

Brasil Telecom was a finalist of the 3rd Edition of the Social Balance Sheet Award. This award is a joint-initiative of the Brazilian Association of Business Communication (ABERJE), the Association of Capital Markets Analysts and Investment Professionals (APIMEC), the Ethos Institute of Corporations and Social Responsibility, the Institute Foundation of Business and Social Development (Fides), and of the Brazilian Institute of Social and Economic Analyses (Ibase), sponsored by Sesi, Sebrae and Petrobras.

The 3rd Edition had the attendance of 167 companies. A commission, compound of 25 entities invited by the organizers of the award, analyzed all the balance sheets, considering some aspects as length, integrity, consistency, credibility and communication.

ABRASCA Award – “Best Annual Report”	Brasil Telecom placed third in the 6th Edition of the “Best Annual Report” Award of the Brazilian Association of Public Companies (ABRASCA). The association ranked 46 public companies.

RECENT DEVELOPMENTS

Brasil Telecom receives new tranche from BNDES

On October 26, 2004, Brasil Telecom S.A. received a new tranche of R$342.4 million from BNDES, of which R$282.7 million bear interest of TJLP + 5.5% p.a. and R$59.7 million of Currency Basket + 5.5% p.a. Considering this new tranche, the total amount of funds associated with this loan received from BNDES in 2004 totaled R$742.4 million.

Brasil Telecom launches a new Data Center in Brasília

On October 20, Brasil Telecom launched a new Cyber Data Center – CyDC in Brasília. The CyDC is five thousand squared meters big, with power generators of 1.25 MVA - capable of supporting a city with 6 thousand inhabitants - and the most up-to-date physical and logical security systems.

Brasil Telecom already has a Cyber Data Center in Brasília, with total capacity nearly filled, and 3 others in Porto Alegre, Curitiba and São Paulo. With several units distributed throughout its area of operation, Brasil Telecom comes closer to its clients, which in turn can closely monitor their applications stored in the CyDC.

The new Cyber Data Center in Brasília, the most modern in the country and in Latin America, was designed following international standards. Take for instance, the security procedures and systems. The entire structure is reinforced by protection systems against hackers and is under permanent vigilance of security specialists, who monitor each and every attack attempt to the five Cyber Data Centers of Brasil Telecom. The data storage capacity is virtually endless. It is possible to store 140 terabytes, the equivalent to 200 thousand CDs, per 4 squared meters. Connectivity, initially available at 5.2 gigabits per second can be expanded as demand for CyDC services increases.

The new CyDC in Brasília is already capable of handling all data center services offered by Brasil Telecom, guaranteeing availability, performance and security. The CyDC services include hosting, co-location, and integrated and shared solutions. Integrated solutions comprise of complete packages that range from thin clients, data storage and connectivity services to specific software designed to meet the needs of the firm or governmental body. Brasil Telecom already offers integrated solutions including the Cyber School, the Cyber City Hall and the Cyber Security, the latter aimed at public safety bodies and security companies.

The Cyber Data Center also offers services to small and medium sized companies, as the newly launched Turbo Management 14 (Gestão Turbo 14), a complete business management solution, via the Internet, with various tools including inventory control, financial management, and purchasing and billing processes monitoring, which were previously only available to large corporations. The applications are stored in the CyDC, following the Application Service Provider – ASP model.

Brasil Telecom launches video on demand

Brasil Telecom and BrTurbo - Brasil Telecom Serviços de Internet S.A.’s (BrTSI) web portal – in partnership with Claxson, launched the first Video on Demand (VoD) service in the Brazilian market, the Turbo Video, which uses for particular types of contents under the scope of the partnership, the ESDC (El Sitio Digital Channel) platform developed by Claxson.

A single connection to watch movies, access the Internet and talk on the phone. Being able to rent a movie with a simple click of a mouse. Watch your favorite band’s concert at the time you want and without having to leave the comfort of your house. If all this sounds like the future, for BrTurbo clients, this is the present.

BrT Serviços de Internet is offering another differentiated service to its broadband users through its BrTurbo portal, increasingly consolidating the portal’s position as the largest broadband provider of Region 2, with more than 250 mil clients. The new service, called Turbo Video PC, will allow users to access a wide-range of quality videos. With pioneer agreements between Brasil Telecom, Claxson, and Editora Abril, users of the new service will be able to access three different packages of digital content: family, adult and Playboy TV. The best of Fox Sports, Fashion TV and Much Music, among others, now also in Brazil as VoD over Brasil Telecom’s broadband network.

Quality is guaranteed by the Content Delivery Network (CDN) of Brasil Telecom, a network dedicated to the transmission of multimedia content that uses the IP backbone of the carrier. To watch videos over the computer, all the client needs is an ADSL connection.

The video over ADSL technology supported by CDN will be capable of offering Video on Demand. The client chooses what and when to watch, much like renting a movie at a rental store, only without the hassle of physically going to the store. The content - movies, shows, lectures etc – is selected through the portal and clients can stop, forward and rewind, as with DVD or VCR players.

The technology also offers e-learning applications. The user can watch lectures, seminars or lessons at home and at the time he/she finds convenient.

Clients will be able to choose between a monthly subscription plan, offering different packages of content, and a video on demand plan, equivalent to pay-per-view. The content offered is wide, including movies, cartoons, music, sports and adult content.

Besides content, the service also offers Brasil Telecom broadband clients 3D multiplayer games and 3D community tools, of the first person type. In a nutshell, Turbo Video PC is a new alternative offering integrated entertainment in its various forms, allowing clients to enjoy a totally innovative experience.

4Q04 and 2004 Scenario (Guidelines)

Disclaimer

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Lines in Service

We maintain our forecast that there will be no increase in demand for fixed terminals in 2004. Additionally, Brasil Telecom continued the process of detecting delinquent lines, disconnecting lines without prospects of returning to the active base in the medium term. We expect a slight reduction in the number of lines in service in the 4Q04, due to the disconnection of non-paying clients.

Revenues

The Supreme Court of Justice’s decision favoring the tariff adjustment mechanism defined in the concession contracts, the IGP-DI, as well as the improvement in economic conditions, should have a positive effect on revenues. On the other hand, revenues from mobile operations should not be significant in the 4Q04.

Costs	For the 4Q04, operational costs should remain stable, excluding mobile operations. Advertising and marketing costs of fixed-line operations are estimated at 1.5% of net revenues in 2004.

Provisions for Doubtful Accounts	Provisions for doubtful accounts should increase in the 4Q04, due to the complete implementation of the co-billing system with other telecommunication operators.

EBITDA Margin

Effecting the rate adjustments associated with the year 2003 should generate a positive impact of 1 p.p. on the EBITDA margin of the year.

On the other hand, the launch of mobile operations in the 2H04 should have a negative impact on the EBITDA margin of approximately 2.0 p.p. The increase in the share of the DLD and ILD segments and inter-network revenues as a percentage of total revenues should also have a negative effect on margins, as these sources of revenues offer lower margins than other services.

CAPEX

Total Capex for 2004 is expected around R$2 and R$2,2 billion, including fixed and mobile operations. This is mainly due to the Company’s strategy of bringing forward the mobile telephony Capex to 2004, with the objective of improving the quality of coverage and overall service already in the year of the operations´ launch.

Brasil Telecom GSM	We expect Brasil Telecom GSM to report the following:

Table 21: Selected Data - Brasil Telecom GSM

(thousands)	2004	2005

Client Base	500	1.700
Pre-Paid Sales Mix	75%	77%
Sales Share	6%	21%
Market Share	3%	8%

Additionally, an average ARPU of R$22 by the end of 2005 and an average SAC of R$220 also by the end of 2005 should be observed.

SELECTED DATA

Table 22: Selected Data

PLANT	3Q03	4Q03	1Q04	2Q04	3Q04

Lines installed (thousand)	10,678	10,686	10,701	10,712	10,725
Additional lines installed (thousand)	22	9	14	11	14

Lines in service - LIS (thousand)	9,809	9,851	9,724	9,647	9,604
Residential (thousand)	7,168	7,166	6,988	6,840	6,685
Non-residential (thousand)	1,567	1,566	1,468	1,451	1,451
Public phones (thousand)	297	296	296	296	296
Pre-paid (thousand)	232	266	282	276	285
Other (including PBX) (thousand)	546	557	690	783	887
Additional lines in service (thousand)	68	42	(127)	(77)	(42)
Average lines in service (thousand)	9,775	9,830	9,787	9,685	9,626

Utilization rate	91.9%	92.2%	90.9%	90.1%	89.5%

Teledensity (LIS/l00 inhabitants)	23.5	23.4	23.1	22.9	22.7

ADSL Accesses in service (thousand)	239.4	281.9	324.9	382.5	456.1

TRAFFIC	3Q03	4Q03	1Q04	2Q04	3Q04

Exceeding local pulses (million)	3,099	2,927	2,586	2,715	2,730

Long distance - LD (million minutes)	1,709	1,559	1,534	1,624	1,638

Fixed-mobile (million minutes)	979	991	1,037	1,036	1,098
VC-1 (million minutes)	877	909	879	869	902
VC-2 (million minutes)	85	66	125	119	132
VC-3 (million minutes)	16	16	34	48	64

PRODUCTIVITY	3Q03	4Q03	1Q04	2Q04	3Q04

No of employees - Fixed Operation	5,217	5,194	5,211	5,391	5,509
Average no of employees -Fixed Operation	5,267	5,206	5,203	5,301	5,450
LIS/employee	1,880	1,897	1,866	1,789	1,743

Net revenue/average no of employees/month (R$ thousand)	130.0	132.8	133.0	136.0	144.4
EBITDA/average no of employees/month (R$ thousand)	60.8	37.1	57.2	58.0	60.2
Net earnings/average no of employees/month (R$ thousand)	7.4	(9.1)	4.8	3.2	5.2

Exceeding local pulses/average US/month	105.7	99.3	88.1	93.4	94.5
DLD minutes/average LIS/month	58.3	52.9	52.2	55.9	56.7
Fixed-mobile minutes/average US/month	33.4	33.6	35.3	35.6	38.0

Net revenue/average US/month (R$)	69.9	70.3	70.7	74.4	81.8
EBITDA/average US/month (R$)	32.7	19.6	30.4	31.7	34.1
Net earnings/average LIS/month (R$)	4.0	(4.8)	2.5	1.8	3.0

QUALITY	3Q03	4Q03	1Q04	2Q04	3Q04

Quality goals achieved	35/35/34	35/35/35	33/35/35	35/35/35	35/35/35

Digitization rate	99.0%	99.0%	99.5%	99.5%	99.6%

PROFITABILITY	3Q03	4Q03	1Q04	2Q04	3Q04

EBITDA margin	46.7%	27.9%	43.0%	42.6%	41.7%

Net margin	5.7%	-6.8%	3.6%	2.4%	3.6%

Return on equity - ROE	1.8%	-2.3%	1.2%	0.8%	1.4%

CAPITAL STRUCTURE	3Q03	4Q03	1Q04	2Q04	3Q04

Cash and Equivalents (R$ million)	1,604	1,957	2,920	2,506	3,400

Total debt (R$ million)	3,988	3,790	4,283	4,344	4,865
Short term debt	35.6%	44.8%	40.2%	27.9%	25.1%
Long term debt	64.4%	55.2%	59.8%	72.1%	74.9%

Net debt (R$ million)	2,384	1,833	1,363	1,837	1,465

Shareholders' equity (R$ million)	6,381	6,137	6,137	6,203	6,293

Net debt/shareholders' equity	37.4%	29.9%	22.2%	29.6%	23.3%

COMING EVENTS

Teleconference: 3Q04 Earnings
Tel: (1 719) 457-2692
Date: November 4 (Thursday)
Time: 10:30 a.m. (New York); 01:30 p.m. (Brasília); 03:30 p.m. (London)

APIMEC-DF Meeting
Date: November 04 (Thursday)
Time: 5 p.m. (Brasília)
Place: Bonaparte Hotel – SHS Quadra 2 Bloco J – Brasília, BRAZIL

IR CONTACTS

Marcos Tourinho (Director)	Phone: (55 61) 415-1052	marcos.tourinho@brasiltelecom.com.br
Renata Fontes (Manager)	Phone: (55 61) 415-1256	renatafontes@brasiltelecom.com.br
Flávia Menezes	Phone: (55 61) 415-1411	flaviam@brasiltelecom.com.br
Cristiano Pereira	Phone: (55 61) 415-1291	cpereira@brasiltelecom.com.br
Joaquim Figueiredo	Phone: (55 61) 415-1123	joaquimf@brasiltelecom.com.br
Alex Veloso	Phone: (55 61) 415-1122	alex.veloso@brasiltelecom.com.br

MEDIA CONTACT

Cesar Borges	Phone: (55 61) 415-1378	cesarb@brasiltelecom.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer